Exhibit 99.1

Perfect World Enters into Definitive Agreement for Going Private Transaction

(Beijing China — April 26, 2015) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Perfect Peony Holding Company Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and beneficially owned by Mr. Michael Yufeng Chi, the Company’s founder and chairman of the board of directors, and Perfect World Merger Company Limited (“Merger Sub”), a wholly owned subsidiary of Parent.

Subject to satisfaction of the Merger Agreement’s terms and conditions, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) will be cancelled and cease to exist in exchange for the right to receive US$4.04 in cash without interest, and each American Depositary Share of the Company (the “ADS”), which represents five class B ordinary shares, will be cancelled in exchange for the right to receive US$20.20 in cash without interest, except for (a) Shares, including such Shares represented by the ADSs, held by entities controlled by Mr. Michael Yufeng Chi, Parent, the Company or any of their subsidiaries, which will be cancelled and cease to exist and no payment or distribution will be made with respect thereto, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands. The merger consideration represents a premium of 28.2% over the Company’s closing price of US$15.76 per ADS on December 31, 2014, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal.

Mr. Michael Yufeng Chi intends to fund the Merger with the proceeds from a committed loan facility in the amount of US$900 million arranged by China Merchants Bank Co., Ltd., New York Branch, China Merchants Bank Co., Ltd., Offshore Banking Center and Wing Lung Bank, pursuant to a debt commitment letter.

The Company’s board of directors (the “Board”), acting upon unanimous recommendation of a committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee, which is composed solely of independent and disinterested directors, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the second half of 2015, is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. Mr. Michael Yufeng Chi has agreed to vote all of Shares (including Shares represented by the ADSs) he beneficially owns in favor of the Merger Agreement and the transactions contemplated thereby. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Selected Market.

In connection with the Merger, China Renaissance Securities (Hong Kong) Limited and Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) are serving as financial advisors to the Special Committee; Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Special Committee; Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee; Paul Hastings LLP is serving as U.S. legal advisor to the Company; Orrick, Herrington & Sutcliffe LLP is serving as U.S. legal advisor to Mr. Michael Yufeng Chi; Conyers Dill & Pearman is serving as Cayman Islands legal advisor to Mr. Michael Yufeng Chi; Davis Polk & Wardwell, Hong Kong Solicitors is serving as legal advisor to China Renaissance Securities (Hong Kong) Limited; and Akin Gump Strauss Hauer & Feld LLP is serving as legal advisor to Duff & Phelps.

Additional Information about the Transaction

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the merger, which will include the Merger Agreement and related documents. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR

FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, shareholders will also be able to obtain these documents, without charge, by contacting the Company at the following address and/or telephone number:

Perfect World Co., Ltd.

Perfect World Plaza
Tower 306, 86 Beiyuan Road, Chaoyang District
Beijing 100101, People’s Republic of China
Telephone: +86-10-5780-5700

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger go forward.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes client-based online PC games: “Perfect World,” “Legend of Martial Arts,”

“Perfect World II,” “Zhu Xian,” “Chi Bi,” “Hot Dance Party,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online,” “Holy King” and “Legend of the Condor Heroes;” and a number of web games and mobile games, such as “Return of the Condor Heroes,” “Forsaken World,” “CrossGate Mobile,” “Forever Mars,” “Dawn after Dark,” “Swordsman Mobile” and “Saint Seiya Mobile.”  Perfect World has also obtained exclusive rights to operate “DOTA2” in mainland China.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com